FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2019

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒      Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐      No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

Athens, January 24th, 2019

ANNOUNCEMENT

The National Bank of Greece (the “Bank”) announces that, during the Board of Directors session held today, the resignation of Mr. Dimitrios Dimopoulos from the position of Executive Board Member was announced.

By decision of the Bank’s Board of Directors during the same session, Mr. Dimitrios Kapotopoulos, General Manager of Corporate Banking, was elected as Executive Member of the Board, in accordance with the Bank’s Articles of Association and the current corporate governance framework, in replacement of Mr. Dimopoulos who shall continue providing advisory services to the Bank’s Management.

The National Bank of Greece extends a warm thank you to Mr. Dimitrios Dimopoulos for his long-standing cooperation and substantial contribution to the workings of the Bank’s Board of Directors.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ Board members is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: January 24, 2019

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: January 24, 2019

Director, Financial Division